Exhibit 99.1

September 23, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Material Event

To whom it may concern,

We are writing to inform you that on September 23, 2014, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) has entered into a Preliminary Merger Agreement to implement the merger of Galicia Cayman S.A. and Banco Galicia, with Banco Galicia being the surviving corporation of such merger. The Special Merger Balance Sheet and the Consolidated Merger Balance Sheet are as of June 30, 2014 and the effective date for such merger will be October 1, 2014.

Currently, Banco Galicia owns 99.99% of the capital stock of Galicia Cayman S.A. and has a call option for 0.01% of the remaining capital stock. This option will be exercised prior to entering the Definitive Merger Agreement. Therefore, Banco Galicia will not increase its capital as a result of said merger.

Yours faithfully,

Patricia Lastiry

Attorney-in-fact

Banco de Galicia y Buenos Aires S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.